Exhibit 3.1

AMENDMENTS TO THE
AMENDED AND RESTATED
MEMORANDUM AND ARTICLES OF ASSOCIATION
OF
AVISTA HEALTHCARE PUBLIC ACQUISITIONS CORP.

AVISTA HEALTHCARE PUBLIC ACQUISITIONS CORP.

(the “Company”)

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

It is resolved as a special resolution THAT, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a)     amending Article 49.4(a) by deleting the following introduction of such sub-section:

“the Company does not consummate a Business Combination by twenty-four months after the closing of the IPO the Company Shall:”

and replacing it with the following:

“the Company does not consummate a Business Combination by 15 February 2019, the Company shall”; and

(b)     amending Article 49.4(b) by deleting the words:

“within 24 months from the date of the closing of the IPO” and replacing them with the words:

“by February 15, 2019”.